

August 30, 2010

Via Fax & U.S. Mail

Mr. Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
1055 West Hastings Street
Suite 2200
Vancouver, British Columbia V6E 2E9

    Re: **Lions Gate Entertainment Corp.**
           Form 10-K for the year ended March 31, 2010
           Filed June 1, 2010
           File No. 1-14880

Dear Mr. Feltheimer:

We have reviewed your letter dated July 22, 2010 in response to our letter dated July 9, 2010 and your subsequent periodic filings, and have the following additional comment. Please respond to confirm that such comment will be complied with in future filings, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 22. Subsequent Events

1. We note from the disclosure included in Note 22 that on July 20, 2010, the Company entered into a refinancing agreement to exchange approximately $36.0 million in aggregate principal amount of the February 2005 3.625% Notes and approximately $63.7 million in aggregate principal amount of the October 2004 2.9375 Notes for equal principal amounts, respectively of new 3.625% Convertible Subordinated Notes due 2027 and new 2.9375% convertible Senior Subordinated Notes due 2026. We also note that the new notes took effect immediately and all terms were identical to the February 2005 3.625% Notes and the October 2004 2.9375% Notes except that the New Notes had an extended maturity date, extended put rights by two years and were immediately convertible at an initial conversion rate of 161.2903 common shares of the Company per $1,000 principal amount of the New Notes. We further note that on July 20, 2010, the New Notes were converted into 16,236,305 shares of the Company. Please tell us and revise the notes to the Company's financial statements in future filings to explain how the Company accounted for the exchange transaction and the related conversion of the new notes issued into shares of the company's common stock. As it appears that the

conversion price of the new notes issued in the exchange transaction had a lower conversion price than the original notes that they replaced, it appears that the transaction should be accounted for as an induced conversion pursuant to the guidance in ASC 470-20-40-26.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: James Keegan, CFO
(310) 388-1306